02 AUG -6 AM 11:C

TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

02049058

July 31, 2002

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SKY Perfect Communications Inc. - 12g3-2(b) Exemption **(FILE NO. 82-5113)**

Ladies and Gentlemen:

In connection with the exemption of SKY Perfect Communications Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Outline of "SKY PerfecTV! 2" CS 110-degree Digital Broadcasting Service;
2. Total Registrations and DTH Subscribers as of the end of March 2002;
3. Termination of Agency Agreement with ClubiT;
4. Total Registrations and DTH Subscribers as of the end of April 2002;
5. Summary of Business Results for Fiscal Year 2001 (Supplement);
6. Consolidated Financial Information under U.S. GAAP (Unaudited);
7. Notice Concerning Informal Decision of Assignment of Directors;
8. Development of "SKY PerfecTV!PLUS" Service, a High-Function Data Broadcasting Service;
9. Notice of Stock Options (Common Stock Acquisition Right) ;
10. Annual Report Release for the Fiscal Year ended March 31, 2002 (Consolidated Basis) ;
11. Total Registrations and DTH Subscribers as of the end of May 2002;
12. Announcement of Executive Reshuffle;
13. Business Report for the 8th Fiscal Period;

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

dlw 8/6

14. Annual Report;

15. Total Registrations and DTH Subscribers as of the end of June 2002;

16. Notice of Resolutions of the 8th Ordinary General Meeting of Shareholders; and

17. Notice of Convocation of the 8th Ordinary General Meeting of Shareholders.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura of Tomotsune & Kimura, Japanese counsel to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336). For your information, the division of the Company in charge of this matter is Finance & Accounting Dept. (telephone +813-5468-9425, facsimile +813-3468-3612).

Very truly yours,

Akiko Kimura

Enclosure

To whom it may concern:

02 AUG -6 AM 11:0

April 1, 2002

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.

Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Outline of "SKY PerfecTV! 2," CS 110-degree Digital Broadcasting Service

This is to inform you that the basic outline has been decided for "SKY PerfecTV! 2", the CS 110-degree digital broadcasting service operated by SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and CEO: Yasushi Hosoda).

As a result of discussion among the licensed broadcasters concerning the channel contents, fees, and service launch schedule, etc., for the 110 degree CS digital broadcasting service known as "SKY PerfecTV! 2," agreement has been reached concerning the basic outline as follows.

"SKY PerfecTV! 2" is to be offered as a promotional channel (trial broadcasting) starting on April 1. Subscriber registrations are to be received starting on June 1, and regular broadcasting (fee-based) is to start on July 1.
The registration fee is to be 2,800 yen and the basic monthly fee is to be 390 yen.

When the regular broadcasting begins in July, a total of 58 channels* for television and data broadcasting are scheduled for launching by 11 licensed broadcasters.
In addition to accepting subscriptions for individual channels, we will also offer package deals, including a basic package called "SKY PerfecTV! 2 Pack" consisting of 26 channels for a monthly fee of 2,600 yen* and a sports channel set called "Active! Sports Set" with six channels for a monthly fee of 2,970 yen.
*including some channels still undetermined as of April 1, 2002

Using the expertise we have cultivated by operating multi-channel pay broadcasting services for over five years, we continues our endeavor to provide attractive services to subscribers through both "SKY PerfecTV!" which brings together about 300 highly specialized channels, and "SKY PerfecTV! 2," which enables subscribers to easily enjoy multi-channel broadcasting.

["SKY PerfecTV! 2" CS 110-degree Digital Broadcasting Service]

(1) Service Outline

Service Name : "SKY PerfecTV! 2"

Number of Channels: 58 Total*

(Six movie channels, ten sports channels, two music channels, four drama channels, four animation channels, seven entertainments channels, six news and documentary channels, three shopping channels (free of charge), four promotion/information channels (free of charge), eight data broadcast channels (free of charge), and four channels undetermined at present)

*including some channels still undetermined as of April 1, 2002

Registration Fee: 2,800 yen (tax not incl.)

Basic Fee : 390 yen/month (tax not incl.)

Package Deals: (1) "SKY PerfecTV! 2 Pack:" 26 channels at 2,600 yen/month (tax not incl.)

(2) "Active! Sports Set:" Six channels at 2,970 yen/month (tax not incl.)

(2) Schedule for Launch of Service (provisional)

April 1	Start of promotional channel (trial broadcasting)
April 1	Placement of notice on homepage (http://www.skyperfectv2.jp/)
April 1	Opening of customer inquiry desk (with direct phone line)
June 1	Start registration of subscriptions
July 1	Start of regular broadcasting (fee-based)

(2) Customer Inquiries

SKY PerfecTV! 2 Customer Center

Telephone number: 0570-088-222 or 045-339-0002

Attachments: (1) "List of "SKY PerfecTV! 2 Channels" (as of April 1)

(2) "List of Channels for 'SKY PerfecTV! 2 Pack' and 'Active! Sports Set'" (as of April 1)

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

*Customer Inquiries
TEL: 0570-088-222 or 045-339-0002

【Attachment 1】

List of SKY PerfecTV! 2 Channel (provisional)

as of April 1, 2002

Genre	Channel Name	Ch Number	Monthly Subscription Fee (Yen)	Licensed Broadcastor
Movie (6ch)	nihon-eiga + jidaigeki TV	220	unfixed	Japan CS Movie Broadcasting, Inc.
	TOEI CHANNEL	221	1,500	〃
	EISI GEKIJO	222	1,500	〃
	channel NECO	223	300	〃
	Cinefil Imagica	224	300	〃
	CSN1Movie Channel	278	300	InteracTV Co., Ltd.
Sports (10ch)	FUJITV739	182	(700) *1	Satellite Service Co., Ltd.
	FIGHTING TV SAMURAI	204	2,500	Multi Channel Entertainment Inc.
	THE GOLF CHANNEL	211	600	CS One Ten, Ltd.
	JSkySports 1	251	2,000	Active Sports Broadcasting Corporation
	JSkySports 2	252		〃
	JSkySports 3	253		〃
	GAORA	254	900	〃
	sky・A	255	700	〃
	Sports-I ESPN	256	950	〃
	Golf Network	276	900	InteracTV Co., Ltd.
Music (2ch)	SPACE SHOWER TV	202	300	Multi Channel Entertainment Inc.
	Viewsic	264	450	C-TBS, Incorporated
Drama (4ch)	FOX	201	500	Multi Channel Entertainment Inc.
	SUPER CHANNEL	230	300	Hollywood Movies Inc.
	AXN	234	198	〃
	FAMILY GEKIJYO	262	300	C-TBS, Incorporated
Animation (4ch)	Animax	180	400	Satellite Service Co., Ltd.
	CARTOON NETWORK	203	300	Multi Channel Entertainment Inc.
	KIDS STATION	263	300	C-TBS, Incorporated
	Anime Theater X	272	1,500	InteracTV Co., Ltd.
Enetertainments (7ch)	FUJITV721	181	(700) *1	Satellite Service Co., Ltd.
	favori TV	210	480	CS One Ten, Ltd.
	CS NOW (provisional)	235	unfixed	CS Now Corporation
	TBS Channel	261	600	C-TBS, Incorporated
	LaLa TV	277	300	InteracTV Co., Ltd.
	Animal Planet	281	300	Satellite Service Co., Ltd.
	TAKARAZUKA SKY STAGE	290	unfixed	Hankyu Corporation
News and documentary (6ch)	BBC World	214	900	CS One Ten, Ltd.
	ASAHI NEWSTAR	215	300	〃
	CNN INTERNATIONAL	216	900	〃
	Nikkei CNBC	270	900(provisional)	InteracTV Co., Ltd.
	The History Channel	274	300	〃
	Discovery Channel	280	300	Satellite Service Co., Ltd.
Shopping (Free of charge) (3ch)	QVC	164	Free of charge	C-TBS, Incorporated
	Shop Channel	177	〃	InteracTV Co., Ltd.
	FUJITV DINOS	183	〃	Satellite Service Co., Ltd.
Promotion/Infomation (Free of charge) (4ch)	SKY PerfecTV! 2 PROMO	100	Free of charge	Multi Channel Entertainment Inc.
	C-TBS Welcome Channel	160	〃	C-TBS, Incorporated
	AQ-STATION	194	〃	CS-Kyushu Co., Ltd.
	Active! Sports Channel	250	〃	Active Sports Broadcasting Corporation
Data Broadcasting (Free of charge) (8ch)	One Ten Portal	110	Free of charge	CS One Ten, Ltd.
	CS Movie	123	〃	Japan CS Movie Broadcasting, Inc.
	TAMAGOTOJI	168,169	〃	C-TBS, Incorporated
	BAZ	170	〃	InteracTV Co., Ltd.
	TAKARAZUKA SKY STAGE (Promotional Channel)	190	〃	Hankyu Corporation
	AQ-STATION DATA	196	〃	CS-Kyushu Co., Ltd.
	Yokohama Baystars Channel	500	〃	C-TBS, Incorporated
	Mu-Ha	501,512	〃	C-TBS, Incorporated／Satellite Service Co.,
unfixed (4ch)	unfixed 1	unfixed	unfixed	CS One Ten, Ltd.
	unfixed 2	〃	〃	〃
	unfixed 3	〃	〃	Hollywood Movies Inc.
	unfixed 4	〃	〃	〃
Total: 58ch *2				

*1: Regarding FUJITV739 and FUJITV721, monthly subscription fee is 700 yen for both .

*2: 4 unfixed channels are included in the number of total channels.

【Attachment-2】

List of Channels for "SKY PerfecTV! 2 Pack" and "Active! Sports Set" (provisional)

■Basic Pack "SKY PerfecTV! 2 Pack"

As of April 1, 2002

Genre	Total 26 Channels
Movie (4Ch.)	nihon-eiga + jidaigeki TV
	channel NECO
	Cinefil Imagica
	CSN1 Movie Channel
Music (2Ch.)	SPACE SHOWER TV
	Viewsic
Sports (2Ch.)	THE GOLF CHANNEL
	Golf Network
Drama (4Ch.)	FOX
	SUPER CHANNEL
	AXN
	FAMILY GEKIJYO
Animation (3Ch.)	Animax
	CARTOON NETWORK
	KIDS STATION
Entertainments (3Ch.)	favori TV
	LaLa TV
	Animal Planet
News and documentary (6Ch.)	BBC World
	ASAHI NEWSTAR
	CNN INTERNATIONAL
	Nikkei CNBC
	The History Channel
	Discovery Channel
unfixed (2Ch.)	unfixed 1
	unfixed 2
Total 26 channels (including 2 unfixed channels)	
Price 2,600 yen/month (tax not incl.)	

■Sports Set "Active! Sports Set"

As of April 1, 2002

Total 6 channels
JSkySports 1
JSkySports 1
JSkySports 1
GAORA
sky・A
Sports-I ESPN
Price 2,970 yen/month (tax not incl.)

*"Active! Sports Channel " (free of charge) will be provided as the portal channel for above 6 channels. Any subscribers, even if not subscribers of this set, can enjoy the channel.

02 AUG -6 AM 11:0

To whom it may concern: April 2, 2002

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.

Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers
as of the end of March 2002

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and CEO: Yasushi Hosoda) announced the numbers of Total Registrations and DTH Subscribers as of the end of March, 2002.

	Gross Registrations	DTH Contracts
New Subscribers	56,611	47,070
Churn (Churn Rate)	26,103 (10.4%)	18,926 (8.8%)
March Net Increase	30,508	28,144
Cumulative Total	3,041,737	2,610,266

＊Monthly Churn Rate ···The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month / Total Subscribers at the end the previous month x 12 months

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

April 11, 2002

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.

Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Termination of Agency Agreement with ClubiT

SKY Perfect Communications Inc (Headquarters: Shibuya-ku, Tokyo, President and CEO: Yasushi Hosoda) has notified ClubiT that the "Agency Agreement" with ClubiT (Headquarters: Chuo-ku, Tokyo, President: Taro Hashimoto) will terminate according to the articles of the agreement, because of breach of the agreement by ClubiT.

The agency agreement will be terminated on April 21, 2002.

Notwithstanding the termination of the agreement, subscribers which are ClubiT members will be able to continue to watch SKY PerfecTV!. In addition, as we have been dealing with part of the management of the ClubiT members such as billing and collection, we will continue to perform those tasks.

It is expected that the impact on our business of this termination of the agreement will be minor.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

02 AUG -6

To whom it may concern: May 2, 2002

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of April 2002

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and CEO: Yasushi Hosoda) announced the numbers of Total Registrations and DTH Subscribers as of the end of April, 2002.

The new subscriber addition through the home appliance stores was 124% up compared with the corresponding month of last year, just before the opening of 2002 FIFA World Cup Korea/Japan™. Moreover, during the last week of April, the net sales of STB at the home appliance stores were 200% up compared with the corresponding month of last year because of the start of new TV commercial and the sales promotion called "Decide! SKY PerfecTV! Campaign" which has started since March.

We continue to strive for the new subscriber addition by the sales promotion torwards the opening of 2002 FIFA World Cup Korea/Japan™, like further exposure of campaign and the specific marketing at the areas where the games or camps will be held.

	Gross Registrations	DTH Contracts
New Subscribers	67,816	57,277
Churn (Churn Rate)	23,941 (9.4%)	17,344 (8.0%)
April Net Increase	43,875	39,933
Cumulative Total	3,085,612	2,650,199

＊Monthly Churn Rate ···The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month / Total Subscribers at the end the previous month x 12 months

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

May 23, 2002

Yasushi Hosoda
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.

Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Summary of Business Results for Fiscal Year 2001 (Supplement)

1. Subscriptions and Churn

(Thousand of people)

	FY00	FY01	Difference	Rate of Difference (%)
Total Sub. Net Addition	828	424	△404	△48.7%
Total Sub. at Period End	2,618	3,042	424	16.2%
New DTH Subscribers	913	599	△314	△34.4%
Home Applicance Stores etc.	452	549	97	21.5%
Digital Club (now ClubiT)	138	50	△88	△63.8%
DirecTV Migration	322	—	△322	△100.0%
Number of DTH Churn	182	209	27	△14.8%
DTH Sub. Net Addition	731	391	△340	△46.5%
DTH Sub. at Period End	2,220	2,610	391	17.6%
Churn Rate (%、annualized)	9.8	8.6	△1.2%	—

- The number of new registrations of DTH (Direct To Home) subscribers declined this fiscal year, in comparison with that of the previous fiscal year. But the number of subscribers via

the route of major home appliance stores, etc. was up 21.5% from the previous term, leaving out two special factors that contributed to the growth in the number of subscribers last year, namely the transfer of subscribers from DirecTV and subscribers via Digital Club (current ClubiT). This strong result owed to the success of the cash-back campaign along with "2002 FIFA World Cup Korea Japan TM" ("World Cup") and joint promotional activities with licensed broadcastors, etc.

- In comparison with the previous term, in which the churn rate reached 9.8% because of the impact of the rise in the churn rate via the Digital Club route, the churn rate this fiscal year was 8.6%, a decrease of 1.2 point ahead of the holding of the World Cup.

2. Financial Results

Financial Summary (April 1, 2001 – March 31, 2002)

(Millions of Yen)

Consolidated	FY00	FY01	Difference	Rate of Difference (%)
Revenues	48,681	59,432	10,751	22.1%
Operating Loss	△19,577	△10,337	–	–
Loss before Income Taxes	△24,340	△11,901	–	–
Net Loss	△24,190	△12,248	–	–
Total Assets	145,501	146,477	976	0.7%
Total Shareholder's Equity	119,788	107,548	△12,240	△10.2%
Net cash used in operating activities	△13,743	△10,075	–	–
Net cash used in investing activities	△7,388	△48,006	–	–
Net cash provided by financing activities	92,812	△947	–	–
Cash and cash equivalents at end of year	116,791	57,803	△58,988	△50.5%

Non-Consolidated	FY00	FY01	Difference	Rate of Difference (%)
Revenues	48,600	58,396	9,796	20.2%
Operating Loss	△19,289	△10,034	–	–
Loss before Income Taxes	△23,913	△11,534	–	–
Net Loss	△23,922	△12,016	–	–
Total Assets	142,859	140,108	△2,751	△2.0%
Total Shareholder's Equity	120,084	108,077	△12,007	△10.0%

- Thanks to an increase in the number of subscribers and growth in revenue accrued from content, revenues increased by 22.1% from the previous fiscal year on a consolidated basis and by 20.2% on a non-consolidated basis. The difference between the consolidated result and the non-consolidated result is mainly attributable to the sale of Data Network Center Corporation, which had been subject to consolidated accounting and to which subscriber management in the current platform operation was transferred in January this year, and the sale of Samurai TV Inc., in which the Company had held an 80.25% stake and which the Company turned into a subsidiary in October last year.

- On profit and loss basis, thanks to an improvement of profitability accompanying a steady increase in the number of subscribers as well as the elimination of expenses incurred along with the transfer of DirecTV Japan in the previous fiscal year, among other factors, the profit range improved significantly from the previous fiscal year.

- Turning to consolidated cash flow, payment from investment activities, such as capital investment related to CS110 services and investment in software related to subscriber management has been increasing. The outstanding balance of cash and cash equivalents was 57,803 million yen, a decrease of 58,988 million yen from the previous fiscal year, but 44,522 million yen was shifted to negotiable securities including fixed-term deposits, etc. As a result, the outstanding balance of cash equivalents and negotiable securities was 102,325 million yen, a decrease of only 15,400 million yen from the previous fiscal year, in which the outstanding balance had been 117,725 million yen.

3. Forecast for Fiscal year Ending March 2003 (from April 1, 2002 to March 31, 2003)

(Millions of Yen)

	FY01 Result	FY02 Forcast	Difference	Rate of Difference(%)
New DTH Subscribers (thousands)	599	820	221	36.9%
DTH Sub. Net Addition (thousands)	391	560	169	43.2%
DTH Sub. at Period End (thousands)	2,610	3,170	560	21.5%
Total Sub. at Period End (thousands)	3,042	3,670	560	18.4%
DTH Churn Rate (%)	8.6%	8.7%	0.1%	—
Consolidated				
Revenues (Semiannual)	28,853	35,000	6,147	21.3%
(Annual)	59,432	72,000	12,568	21.1%
Profit/Loss before Income Taxes (Semiannual)	△4,806	△22,000	—	—
(Annual)	△11,901	△25,000	—	—
Net Profit/Loss (Semiannual)	△4,642	△21,500	—	—
(Annual)	△12,248	△24,000	—	—
Non-consolidated				
Revenues (Semiannual)	28,723	34,000	5,277	18.3%
(Annual)	58,396	70,000	11,604	19.9%
Profit/Loss before Income Taxes (Semiannual)	△4,428	△21,000	—	—
(Annual)	△11,534	△23,000	—	—
Net Profit/Loss (Semiannual)	△4,439	△21,000	—	—
(Annual)	△12,016	△23,000	—	—

- In terms of the number of new registrations of DTH subscribers, in addition to a trend in which the number of subscribers via major home appliances stores is rising, given the effect of advertisements related to the World Cup in the first quarter, the launch of CS 110° broadcasting services in July, and the effect of sales promotion for SKY PerfecTV! PLUS, we forecast that the number will be 820,000, an increase of 220,000 from the preceding year.

- Looking at revenues, reflecting the revision in the forecast of registrations of DTH subscribers, we forecast 35 billion yen for the interim term and 72 billion yen for the full term on a consolidated basis. This represents a year-on-year increase of more than 20% for both the interim and full fiscal year.

- For the profit or loss, we forecast that a consolidated current net loss of 21.5 billion yen for the interim term and 24 billion yen for the full term. These figures primarily reflect the expenses related to the World Cup, including the fees for broadcasting rights, production costs and advertisement costs, in the first quarter, as well as expenses relating to the launch of the CS110 broadcasting services and DNCC, and the initial costs for SKY PerfectBB.

(Note) Plans, strategy and beliefs, etc. related to the future results stated in the forecasts for this fiscal year are not past facts but forecasts using assumptions and convictions based on the judgment of management using currently available information. Consequently, these forecasts involve risks and uncertainties.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

May 23, 2002

SKY Perfect Communications Inc.

Consolidated Financial Information under U.S. GAAP (Unaudited)

The following summary financial information of SKY Perfect Communications Inc. as of March 31, 2002 and 2001 has been prepared on the basis of accounting principles generally accepted in the United States of America.

Condensed Consolidated Balance Sheets (unaudited)

(in millions of Yen)

	As of March 31, 2002	As of March 31, 2001
Assets:		
Cash and Cash Equivalents	¥ 57,803	¥ 116,792
Other Current Assets	67,129	11,685
Investments	5,035	516
Property and Equipment	22,956	18,904
Other Assets	1,596	4,696
Total	¥ 154,519	¥ 152,593
Liabilities and Shareholders' Equity :		
Current Liabilities	¥ 38,281	¥ 24,995
Long-term Liabilities	8,549	10,409
Total Liabilities	46,830	35,404
Minority Interest	2,589	2,761
Total Shareholders' Equity	105,100	114,428
Total	¥ 154,519	¥ 152,593

Consolidated Statements of Operations Data (unaudited)

(in millions of Yen)

	For the year ended March 31, 2002	For the year ended March 31, 2001
Revenues	¥ 59,433	¥ 48,681
Operating Expenses	68,657	66,806
Operating Loss	9,224	18,125
Loss before Income Taxes	9,668	18,639
Net Loss	9,668	18,639

May 23, 2002

To whom it may concern:

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice Concerning Informal Decision of Assignment of Directors

We hereby notify you that SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and CEO: Yasushi Hosoda) has informally decided on the appointment of directors as made at the board of directors meeting held on May 23, 2002.

Further, with respect to this information decision, the selection of directors and auditors will be officially determined with approval given at the 8th regular general shareholders meeting, scheduled to be held on June 27, 2002. The post of director is scheduled to be officially decided at the board of directors held on that day.

Note

<Candidates for directors>

Name		Post
Yasushi Hosoda	Reappointment	President1ayajirusi ← and ← CEO (Representative Director)
Hajime Shigemura	Reappointment	Executive Vice President and COO
Yoshitada Sonoda	Reappointment	Senior Managing Director and Deputy COO
Kunioki Ishibashi	Reappointment	Managing Director and CFO
Masao Nito	Reappointment	Managing Director and CDO
Tamotsu Iba	Reappointment	Director
Koji Kobayashi	Reappointment	Director
Masashi Ikegai	Reappointment	Director
Yasuo Amei	Reappointment	Director
Yoichiro Maekawa	**New appointment**	**Director**
Kenji Kamimura	Reappointment	Director

*Mr. Tamotsu Iba, Mr. Koji Kobayashi, Mr. Masashi Ikegai, Mr. Yasuo Amei, Mr. Yoichiro Maekawa and Mr. Kenji Kamimura meet the requirements regarding the external director set out in Section 7-2, Clause 2, Article 188 of the Commercial Law.

*Mr. Yoichiro Maekawa is director of Matsushita Electric Industrial Co., Ltd. as of today.

To whom it may concern:

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice Concerning Informal Decision of Assignment of Directors

We hereby notify you that SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and CEO: Yasushi Hosoda) has informally decided on the appointment of directors as made at the board of directors meeting held on May 23, 2002.

Further, with respect to this information decision, the selection of directors and auditors will be officially determined with approval given at the 8th regular general shareholders meeting, scheduled to be held on June 27, 2002. The post of director is scheduled to be officially decided at the board of directors held on that day.

Note

<Candidates for directors>

Name		Post
Yasushi Hosoda	Reappointment	President1 ayajirusi ← and ← CEO (Representative Director)
Hajime Shigemura	Reappointment	Executive Vice President and COO
Yoshitada Sonoda	Reappointment	Senior Managing Director and Deputy COO
Kunioki Ishibashi	Reappointment	Managing Director and CFO
Masao Nito	Reappointment	Managing Director and CDO
Tamotsu Iba	Reappointment	Director
Koji Kobayashi	Reappointment	Director
Masashi Ikegai	Reappointment	Director
Yasuo Amei	Reappointment	Director
Yoichiro Maekawa	**New appointment**	**Director**
Kenji Kamimura	Reappointment	Director

*Mr. Tamotsu Iba, Mr. Koji Kobayashi, Mr. Masashi Ikegai, Mr. Yasuo Amei, Mr. Yoichiro Maekawa and Mr. Kenji Kamimura meet the requirements regarding the external director set out in Section 7-2, Clause 2, Article 188 of the Commercial Law.

*Mr. Yoichiro Maekawa is director of Matsushita Electric Industrial Co., Ltd. as of today.

Name	Current Post
Kazuhiko Sugiyama	Director

＜Candidate for corporate auditor＞

Name		
John Garry McBride	**New appointment**	**Corporate Auditor (part-time)**

*Mr. **John Garry McBride** is the operating officer and senior managing director of the Company as of today.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

To whom it may concern:

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

RE: Development of "SKY PerfecTV!PLUS" Service, a High-Function Data Broadcasting Service

SKYPerfect Communications Inc. (Head Office: Shibuya-ward, Tokyo, President: Yasushi Hosoda) plans to expand new application software under the name of "SKY PerfecTV! PLUS" for the high-function, data broadcasting service currently provided over SKY PerfecTV!, the digital satellite broadcasting service (service for 124 degrees/128 degrees east longitude). Further, we hereby explain the launch of "Soccer!PLUS" (Ch.551), the data broadcasting content for soccer matches, which is scheduled on June 4.

The high-function data broadcasting service, "SKY PerfecTV! PLUS," is the interactive service using both high-capacity data distributed by the satellite through the Company's original delivery technology and phone lines. This high-function data broadcasting service is provided by connecting a digital tuner for Sky PerfecTV! with an adaptor used exclusively for data broadcasting (an adaptor compatible with SKY PerfecTV! PLUS, which is expected to reach the market in the middle of June), or with a new all-in-one receiver (the CS digital tuner compatible with SKY PerfecTV! PLUS, which is expected to reach the market around autumn *1). With this data broadcasting, software (application software) is not included in the STB in advance but all software is to be downloaded from the satellite and operated accordingly, so the ability to display the screen is improved significantly in comparison with regular data broadcasting, and this data broadcasting enables users to use the service without any stress.

Further, the outline of "Soccer!PLUS", which is scheduled to be launched in June, is as given:

<u>Outline of the service, "Soccer!PLUS"</u>

Start date of data broadcasting: Scheduled on June 4, 2002, Tuesday

Channel number: Ch.551 (broadcasting for 24 hours)

Licensed Broadcaster: SKYPerfect Communications Inc.

Contents of the service:

1) toto: Information on the holding of toto, lottery results, information on the suspension of toto/suspension of games, and the betting situation

2) Forecast of toto (Simcalcio): Data of each team, information on the analysis of match-ups, and forecasting of the prospective winner

3) J League: Live immediate report of J League games, win-loss standings, point ranking, suspended players, and data by the team

4) Information regarding 2002FIFA World Cup ™: Match-ups, ranking, final round and information regarding participating country

5) Information regarding the playing field: Information regarding all of the playing fields and access information

In addition, it is planned that a service over SKY PerfecTV! PLUS would be launched on "Green Channel," the dedicated broadcasting of horse races (Ch.388 and Ch.389), from June 15. As each data item is automatically updated about every 30 seconds, the latest information can always be displayed on the screen. Further, in this service, an adaptor compatible with SKY PerfecTV! PLUS or a CS digital tuner compatible with SKY PerfecTV! PLUS will be able to be used as the terminal in the PAT (betting by phone) without change, so by downloading the betting software via satellite, a user will be able to purchase betting tickets without separately purchasing the software for the betting. (It is necessary to be the member of A-PAT of the Japan Racing Association (JRA).

Summary of the "Green Channel Data Station" Service

Start of data broadcasting: Scheduled on June 15, 2002, Saturday

Start of betting: Scheduled on August 24, 2002, Saturday

Channel number: Ch.388 and Ch.389

Licensed Broadcaster: Green Channel

Contents of the service:

1) Display all odds by order of horse number and odds by order of popularity in accordance with the single and double winning method (the method of guessing the winner, and the method of guessing the first three placings), the frame number method (the method of guess the frame number of the first and second placings irrespective of the order), the horse number method (the method of guessing the horse number of the first and second placings irrespective of the order), wide (the method of guessing two of the first three placings, irrespective of the order), the single horse number method (a new betting method to guess the winner and the second placing) and the three consecutive horse number method (a new betting method to guess the first three placings in order)
2) Select the pivot horse, display the box (it is possible to specify between one to five horses) and display all betting methods
3) It is possible to place bet directly from the odds screen

Further, prior to this service, "O'z Plus" provided since December 2000 by "Leisure Channel," a dedicated boat racing channel, on SKY PerfecTV! (Ch.380 ~ Ch.384), will be a new service over SKY PerfecTV! PLUS as "JLC O'z Station." The service content will include the odds of races at all race fields, a table of starters, the exchange of parts, information just prior to the race, repayment money, results of races, and the latest data on the results of the day's races. The Company aims to add to the content further.

In addition to the services mentioned above, the Company plans to launch a series of services that are basically data broadcasting linked to programs such as shopping, information regarding the economy, weather information and music information. Please look forward to a new world of interactive services opened up by high-function data broadcasting with world-leading operability, information volume and expressive power.

Service development of SKY PerfecTV! PLUS

SKY PerfecTV!PLUS!

- Soccer!PLUS (data broadcasting of soccer football games) *2
- JLC O'z Station (data broadcasting of boat racing) *2
- Green Channel Data Station (data broadcasting of horse racing) *2
- Shopping (planned)
- Information regarding economy (planned)
- Weather information (planned)
- Music information (planned)
- ....

*1 Sales are planned to start with members such as members of A-PAT, the Japan Horse Racing Association (JRA).

*2 Link & Share Inc. is responsible for the development of the application software, and the Company's technology for developing the software enables the application software.

*3 SKY PerfecTV! PLUS is a data broadcasting service provided through an existing service (124/128). The service concerned is not provided through CATV and CS 110 degree digital broadcasting (SKY PerfecTV!2).

*4 The contents of the SKY PerfecTV! PLUS service in the coming months will be announced on the exclusive website of SKY PerfecTV! PLUS,
(http://www.plus.skyperfectv.co.jp/), "Club SKY PerfecTV!" or "SKY PerfecTV! Program Guide," etc. on a timely basis.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

May 23, 2002

To whom it may concern:

02 AUG -6

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice of Stock Options (Common Stock Acquisition Right)

We hereby notify you that, at a meeting of the Board of Directors held on May 23, 2002, SKY Perfect Communications Inc. (the "Company") decided to submit a proposal that requests the approval of issuing of common stock acquisition rights (the "Rights") as stock options, at the Company's 8th regular general shareholders' meeting, which is scheduled to be held on June 27, 2002.

Note

Issue the Rights as stock option to directors and the employees of the Company (including employees who will join the Company in the future; the same shall apply hereafter) pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan as follows:

1. Reason for issuing the Rights with especially advantageous conditions
   To further enhance motivation and willingness to improve the Company's performance
2. Persons who will receive the Rights
   The Company's directors as well as employees
3. Terms of issuing the Rights

(1) Class and number of shares to be issued or transferred for the Rights

Not more than 2,400 shares of common stock of the company.

Provided, that if the company splits or consolidates its common stock, the number of shares to be issued upon exercise of the Rights shall be adjusted according to the following formula. However, such adjustment shall be made only to those Rights that remain unexercised at the relevant time. Any fractions less than one share arising as a result of such adjustment shall be rounded down to the nearest whole number.

Number of shares after adjustment	=	Number of shares before adjustment	X	Ratio of split or consolidation

Furthermore, upon merger, consolidation or split with other corporations, the Company will make the necessary adjustment of the number of shares to be issued but remain unexercised with the Rights.

(2) Total number of the Rights to be issued

Not more than 2,400 in total.

(The number of shares to be issued upon exercise of each right shall be one; provided, however, that any adjustments to the number of shares as set forth in (1) above shall be carried out as set forth in that section.)

(3) Price of the Rights

No consideration shall be paid.

(4) Amount to be paid in for exercise of the Rights

Amount to be paid per Right will be the amount calculated by multiplying the payment amount per share, which is decided as set out below, by the number of shares per Right set out in (2) above.

The exercise price shall be 1.05 times of the avarage of closing prices of the common stock of the company in regular trading on the Tokyo Stock Exchange for each day (excluding days on which there is no such closing price) of the full calendar month prior to the issuance of the Rights. Any fraction less than one yen arising as a result of such calculation shall be rounded up to the nearest whole number. However, if such calculated price is lower than the closing price on the day of issuance of the Rights (if there is no closing price on such date, then the closing price on the immediately preceding trading day), the exercise price shall be the closing price on the day of issurance of the Rights.

If, after the issuance of the Rights, the company disposes of treasury stock or the issues new shares at a less than the market price(excluding the excersise of subscription rights or common stock acquisition rights), the exercise price shall be adjusted according to the following formula, and any fraction less than one yen arising as a result of such calculation shall be rounded up the nearest whole number.

$$\begin{array}{c}\text{Exercise} \\ \text{price after} \\ \text{adjustment}\end{array} = \begin{array}{c}\text{Exersice} \\ \text{price before} \\ \text{adjustment}\end{array} \times \frac{\begin{array}{c}\text{Number of} \\ \text{issued shares}\end{array} + \begin{array}{c}\text{Number of newly issued shares} \\ \text{or Number of disposed shares} \\ \times \\ \dfrac{\text{Exercise price per share or transfer price}}{\text{Market price per share before new issuanace or disposal}}\end{array}}{\begin{array}{c}\text{Number of issued} \\ \text{shares}\end{array} + \begin{array}{c}\text{Number of newly issued shares} \\ \text{or Number of disposed shares}\end{array}}$$

Upon stock split or consolidation after the date of issuance of the right, the exercise price shall be adjusted according to the following formula, and any fraction less than one yen arising as a result of such calculation shall be rounded up the nearest whole number.

$$\text{Payment amount after adjustment} = \text{Payment amount before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

Furthermore, upon merger, consolidation or split with other corporations after the date of issuance of the Rights, or if it is necessary to adjust the payment amount per share in accordance with that case, the Company will make the necessary adjustment of the payment amount per share.

(5) Period for exercising the Rights

Within ten years from the date of issuing the Rights, the period will be decided at a meeting of the Board of Directors of the Company.

(6) Conditions for exercising the Rights

① A person who was allocated the Rights will be able to exercise such Rights even after losing his/her position as the Company's director or employee. Provided however, if either of the

following applies to a person who was allocated the Rights, that person will not be able to exercise the Rights subsequently.

(i) If a director is removed from the position or an employee is requested to resign or is dismissed in disgrace

(ii) If a director or an employee commits an act that is against the Company or that harms the Company's interests, such as assuming the post of the director, auditor, employee, advisor, contract employee, or consultant, etc. of a competitor of the Company. However, this is limited to a case in which such person commits the act with the intention of going against the Company or with the intention of harming the Company's interests

②If a person who was allocated the Rights dies, that person's successor will be able to exercise the Rights. The conditions regarding the exercise of the Rights by the successor follow the contract mentioned in ④ below.

③A person who was allocated the Rights cannot transfer or pledge the Rights to a third party, or commit other acts of disposal.

④Other conditions regarding exercise of the right follow the contract concluded between the Company and the person allocated the Rights.

(7) Reason and conditions for cancellation of the Rights

①Where a merger agreement in which the Company becomes a defunct company is approved at the general shareholders' meeting, if a stock exchange agreement or a proposal regarding transfer of the shares in which the Company becomes a wholly-owned subsidiary is approved at the general shareholders' meeting, or if it is necessary, the Company may cancel all of the common stock acquisition rights without charge.

② Where a person who was allocated the Rights becomes unable to exercise the Rights for the reason set out in (6) above, the Company may cancel such Rights without charge.

③ The Company may cancel non-exercised Rights acquired and held by the Company at its own discretion.

(8) Limit on transfer of the Rights

The transfer of the Rights requires the approval of a meeting of the Board of Directors.

(Note) The conditions for the content above is that the proposal to issue the Rights as stock options is adopted at the Company's 8th general shareholders' meeting, scheduled to be held on June 27, 2002.

End

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

02 AUG -6

(Summary English Translation)

Annual Report Release for the Fiscal Year ended March 31, 2002 (Consolidated Basis)

May 23, 2002

SKY Perfect Communications Inc.

Code Number: 4795
(URL http://skyperfectv.co.jp)

Attn.: Tokio Enomoto
General Manager of
Finance & Accounting Dept.

Stock Exchange:
Tokyo Stock Exchange Mothers

Head Office: Tokyo

Tel.: (03)5468-7800

Board Meeting Date: May 23, 2002

Adoption of U.S. GAAP: Not applicable

1. Consolidated Business Results (April 1, 2001 through March 31, 2002)

(1) Consolidated Results of Operations

(Note) The figures are rounded down to the nearest one million yen.

	Operating Revenues		Operating Income		Recurring Income	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
Year ended March 31, 2002	59,432	22.1	-10,337	–	-11,901	–
Year ended March 31, 2001	48,681	–	-19,577	–	-24,340	–

	Net Income		Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Recurring Income to Total Assets	Ratio of Recurring Income to Operating Revenues
	(millions of yen)	(%)	(yen)	(yen)	(%)	(%)	(%)
Year ended March 31, 2002	-12,248	–	-5,475.12	–	-10.8	-8.2	-20.0
Year ended March 31, 2001	-24,190	–	-12,000.71	–	-20.2–	-16.7	-50.0

(Notes)

1. *Investment profit and loss in equity method:*
   Year ended March 31, 2002: -50 million yen
   Year ended March 31, 2001: -100 million yen
2. *Average number of outstanding shares during each fiscal year (Consolidated basis):*
   Year ended March 31, 2002: 2,237,127 shares
   Year ended March 31, 2001: 2,015,743 share
3. *Changes in accounting treatment: Not applicable*
4. *Percentages appearing under operating revenues, operating income, recurring income and net income represent the ratio of increase/decrease compared to the prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
	(millions of yen)	(millions of yen)	(%)	(yen)
Year ended March 31, 2002	146,477	107,548	73.4	48,070.98
Year ended March 31, 2001	145,501	119,788	82.3	53,545.94

(Notes)

Number of outstanding shares as of the end of each fiscal year (Consolidated basis):
Year ended March 31, 2002: 2,237,282 shares
Year ended March 31, 2001: 2,237,113 share

(3) Consolidated Cash Flow

	Cash Flow by Operating Activities	Cash Flow by Investing Activities	Cash Flow by Financing Activities	Balance of Cash and Cash Equivalents at end of year
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Year ended March 31, 2002	-10,075	-48,006	-947	57,803
Year ended March 31, 2001	-13,743	-7,388	92,812	116,791

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 3

Number of non-consolidated subsidiaries to which equity method is applicable: 0

Number of affiliated companies to which equity method is applicable: 2

(5) Changes in Object of Consolidation and Application of Equity Method

Consolidated (new): 1 Equity method (new): 0
(excluded): 0 (excluded): 0

2. Forecast of Consolidated Business Results (April 1, 2002 through March 31, 2003)

	Operating Revenues	Recurring Income	Net Income
	(millions of yen)	(millions of yen)	(millions of yen)
Six months ended September 30, 2002	35,000	-22,000	-21,500
Year ended March 31, 2003	72,000	-25,000	-24,000

(Reference)
Estimated net income per share (annual): -10,727.30 yen

To whom it may concern: June 3, 2002

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of May 2002

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and CEO: Yasushi Hosoda) announced the number of Total Registrations and DTH Subscribers as of the end of May, 2002.

The number of new subscribers in May was 118 thousand, the highest growth, because of much demand just before the opening of 2002 FIFA World Cup Korea/Japan™. Subscriber addition through all sales channels was 257% and one through main sales channel, home appliance stores, was 285%, compared with the corresponding month of last year.

Moreover, during the latest week end, the number of gross registrations was 8,500 (240% compared with the corresponding month of last year) and it is increasing continuously in June.

Regarding the broadcasting of 2002 FIFA World Cup Korea/Japan™, we show advantage of our broadcast among others by live broadcast using multi-angles cameras and special channel for highlight, and try to add subscribers further.

	Gross Registrations	DTH Contracts
New Subscribers	118,458	117,822
Churn (Churn Rate)	18,341 (7.1%)	15,455 (7.0%)
May Net Increase	100,117	102,367
Cumulative Total	3,185,729	2,752,566

＊Monthly Churn Rate ···The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month
/ Total Subscribers at the end the previous month
x 12 months

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

02 AUG -6 [illegible]

To whom it may concern: June 27, 2002

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Announcement of Executive Reshuffle

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Yasushi Hosoda) approved the appointment of new Directors and Corporate Auditors at the 8th Ordinary General Meeting of Shareholders held on June 27, 2002, as is announced on May 23, 2002. It also elected Representative Directors, Managing Directors and Executive Officers at the Board Meeting held after the Ordinary General Meeting of Shareholders.

● Directors/Auditors (as of June 27, 2002)

President and CEO (Representative Director)	Yasushi Hosoda
Executive Vice President and COO	Hajime Shigemura
Senior Managing Director	Yoshitada Sonoda
Managing Director and CFO	Kunioki Ishibashi
Managing Director	Masao Nito
Director	Tamotsu Iba
Director	Koji Kobayashi
Director	Masashi Ikegai
Director	Yasuo Amei
Director (newly-appointed)	Yoichiro Maekawa
Director	Kenji Kamimura
Corporate Auditor	Masatoshi Hojo
Corporate Auditor	Minoru Nishida
Corporate Auditor	Hiroyuki Shinoki
Corporate Auditor	Osamu Takahashi
Corporate Auditor (newly-appointed)	John Garry McBride

● Executive Officers (as of June 27, 2002)

Senior Executive Officer (General Manager, Sales Group)	Tatsuro Saito
Senior Executive Officer (Contents Business Group, Broadcasting Business Group)	Junichi Watanabe
Senior Executive Officer (General Manager of Marketing Group)	Hajime Tanabe

*Profile of each Directors and Corporate Auditors can be obtained in Japanese original press release.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

(Summary English Translation)

To Our Shareholders

Business Report for the 8th Fiscal Period
April 1, 2001 through March 31, 2002

SKY Perfect Communications Inc.

To Our Shareholders

Compliments of, and interview with, Yasushi Hosoda, the President and Representative Director of the Company, are mentioned.

Key Operating Data

(Millions of yen)

Statement of income data	4th (Fiscal year ended March, 1998)	5th (Fiscal year ended March, 1999)	6th (Fiscal year ended March, 2000)	7th (Fiscal year ended March, 2001)	8th (Fiscal year ended March, 2002)
Operating revenues	9,725	17,520	30,678	48,681	59,432
Recurring loss	14,624	20,986	23,838	24,340	11,901
Net loss for current period	15,936	21,531	24,255	24,190	12,248
Net loss for current period per share (yen)	62,951.42	28,067.71	28,954.15	12,000.71	5,475.12

*Net loss for current period per share is calculated based on the average number of outstanding shares during each period.

Balance sheet data					
Total assets	25,306	33,842	71,567	145,501	146,477
Net assets	-3,661	-5,193	22,407	119,788	107,548

Operating revenues by Operation					
Customer management operation and promotion of digital satellite broadcasting	6,561	12,961	22,702	36,550	42,469
Operation related to the delivery of broadcast programs	1,271	3,067	4,355	5,276	5,523
Other platform related operations	1,892	1,491	3,620	6,853	11,439

ARPU	4th (Fiscal year ended March, 1998)	5th (Fiscal year ended March, 1999)	6th (Fiscal year ended March, 2000)	7th (Fiscal year ended March, 2001)	8th (Fiscal year ended March, 2002)
average pay-per-view revenue per customer (yen)	-	4,630	4,644	4,521	4,214
average service fee revenue per customer (yen)	-	1,379	1,439	1,516	1,509

Number of channels			(as of March 31, 2002)		
	1998	1999	2000	2001	2002
Total	208	275	271	291	283
Television	102	169	165	185	179
Radio	106	106	106	106	104

Cumulative Total of Subscibers (in thousands)					
Cumulative total of registrants	598	1,009	1,790	2,618	3,042
Cumulative total of individual registrants	463	800	1,488	2,220	2,610

Yearly percentage of individual cancellation					
Yearly percentage of individual cancellation	-	7.9	6.7	9.8	8.6

(Note) We had not prepared consolidated financial statements until the 6th fiscal period and, therefore, present data concerning the fiscal periods prior to the 6th fiscal period are non-consolidated.

Financial Review

Outline of operations and business prospects of the Company are mentioned.

Consolidated Financial Statements

(See below)

Non-consolidated Summary Financial Statements

(See below)

Stock Information

Information Concerning Shares

Total number of shares authorized to be issued: 3,200,000 shares
Total number of outstanding shares: 2,237,282 shares

Number of shareholders: 47,606

Principal Shareholders

Name of Shareholder	Number of Shares Owned	Shareholding Ratio (%)
Itochu Corporation	182,000	8.134
Sony Broadcast Media Co., Ltd.	182,000	8.134
Newscorp Japan Holdings B.V.	182,000	8.134
Fuji Television Network, Inc.	182,000	8.134
JSAT Corporation	156,780	7.007
Hughes Electronics Japan, Co., Ltd.	121,176	5.416
Nippon Television Network Corporation	113,000	5.050
Mitsui & Co., Ltd.	109,320	4.886
Tokyo Broadcasting System, Inc.	80,000	3.575
State Street Bank and Trust Company	71,624	3.201
Matsushita Electric Industrial Co., Ltd.	69,826	3.121
Sumitomo Corporation	69,320	3.098

(Note) As of March 31, 2002, non-Japanese shareholders accounted for 19.253% of the total number of voting rights with respect to the Company's shares.

Changes in Stock Price

Changes in stock price of the Company from April 2001 through March 2002 are mentioned by a bar graph and a line graph.

Status of Shareholders (by Category)

	(Number of Shareholders)	
Financial institutions:	22	(0.05%)
Securities houses:	5	(0.01%)
Other corporate shareholders:	948	(1.99%)
Non-Japanese corporate shareholders, etc.:	181	(0.38%)
Individual and other shareholders:	46,450	(97.57%)
(Total)	47,606	

Status of Shareholders (by Number of Shares per Shareholder)

	(Number of Shares)	
Financial institutions:	62,450	(2.79%)
Securities houses:	602	(0.03%)
Other corporate shareholders:	1,443,079	(64.50%)
Non-Japanese corporate shareholders, etc.:	423,943	(18.95%)
Individual and other shareholders:	307,208	(13.73%)
(Total)	2,237,282	

Corporate Data (at March 31, 2002)

Outline of the Company

Outline

Date of establishment:	November 10, 1994
Company name:	SKY Perfect Communications Inc.
Service name:	SKY PerfecTV!
Address of the head office:	15-1, Shibuya 2-chome, Shibuya-ku, Tokyo 150-8326
Capital stock:	139,459.88 million yen
Number of employees:	205

Principal Office

Meguro Media Center located at Honda Denki Building, 5-37, Kami-Osaki 4-chome, Shinagawa-ku, Tokyo

Aomi Broadcasting Center located at Aomi Frontier Building, 43, Aomi 2-chome, Koto-ku, Tokyo

Customer Center (Data Network Center Corporation) located at Yokohama Business Park DNCC Building, 134, Kobe-machi, Hodogaya-ku, Yokohama-shi, Kanagawa-ken

Status of Subsidiaries

Company Name	Capital Stock	Company's Shareholding Ratio	Principal Business
Data Network Center Corporation	6,000 million yen	51.00%	Customer Management
Multi Channel Entertainment Inc.	10 million yen	90.00%	Licensed Broadcasting
SamuraiTV Corporation	12 million yen	80.25%	Licensed Broadcasting

Directors (at June 27, 2002)

Board Members

Names of 11 Directors (including one representative director) and 5 Corporate Auditors are included.

History of the Company

Brief history of the Company is mentioned.

Shareholders' Memo

Closing account date, timing of general meeting of shareholders, record date, name of transfer agent, contact place for the transfer agent, commission place for the transfer agent and newspaper publishing public notice are mentioned.

Summary Financial Statements (Consolidated)

(Millions of yen)

CONSOLIDATED BALANCE SHEETS

	7th As of March 31, 2001	8th As of March 31, 2002
Assets		
Current Assets:		
Cash and deposits	90,732	70,500
Accounts receivables	6,109	7,004
Securities	26,993	31,825
Broadcasting rights	1,524	1,819
Advances	-	11,192
Accrued revenue	1,550	1,768
Other	2,076	1,237
Allowance for doubtful receivables	-533	-414
Total current assets	128,454	124,934
Fixed Assets:		
Tangible fixed assets:		
Building	1,861	2,040
Machinery and equipment	2,406	2,885
Nominal account for construction	-	4,872
Other tangible fixed assets	757	453
Total tangible fixed assets	5,025	10,252
Intangible fixed assets:		
Trade rights	2,661	1,330
Consolidated adjustment account	-	550
Software	2,157	2,875
Other intangible fixed assets	65	44
Total intangible fixed assets	4,883	4,800
Investment and others:	5,121	5,956
Total fixed assets	15,030	21,009
Deferred Assets:		
Development expenses	2,015	533
Total deferred assets	2,015	533
Total Assets	145,501	146,477

(Millions of yen)

CONSOLIDATED BALANCE SHEETS

	7th As of March 31, 2001	8th As of March 31, 2002
Liabilities		
Current Liabilities:		
Accrued accounts	6,967	19,162
Accrued expenses	3,574	3,171
Accrued income taxes	8	9
Deposits received (pay-per-view)	10,446	11,431
Allowance for employees' bonuses	199	256
Subscription right	2	2
Other current liabilities	596	647
Total current liabilities	21,797	34,681
Fixed Liabilities:		
Bonds	5	5
Long-term accrued accounts	714	995
Accrued severance and retirement benefits	99	193
Accrued director's retirement benefits	54	17
Other fixed liabilities	281	392
Total fixed liabilities	1,154	1,603
Total Liabilities	22,951	36,284
Minority Interests		
Minority Interests	2,760	2,644
Shareholders' Equity		
Common stock	139,455	139,459
Capital surplus	74,000	74,004
Loss	93,667	105,915
Total Shareholders' Equity	119,788	107,548
Total Liabilities, Minority Interests and Shareholders' Equity	145,501	146,477

(Millions of yen)

CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENT OF RETAINED EARNINGS

	7th From April 1, 2000 To March 31, 2001	8th From April 1, 2001 To March 31, 2002
Operating Revenues:		
Platform business revenues	48,681	59,432
Total operating revenues	48,681	59,432
Operating Expenses:		
Platform business expenses	32,897	38,513
Selling, general and administrative expenses	35,361	31,256
Total operating expenses	68,258	69,770
Operating Loss	19,577	10,337
Non-operating Revenues:		
Interest and dividend income	235	162
Foreign exchange profit	38	-
Other non-operating revenues	6	10
Total non-operating revenues	280	172
Non-operating Expenses:		
Interest expenses	203	33
Equity in net loss of affiliated company	100	50
Foreign exchange loss	-	100
Amortization of business commence expenses	1,444	-
New share issuing expenses	727	-
Amortization of development expenses	2,453	1,481
Other non-operating expenses	114	70
Total non-operating expenses	5,043	1,736
Recurring Loss	24,340	11,901
Extraordinary loss:		
Loss from sale of fixed assets	1	-
Loss from removal of fixed assets	-	474
Total extraordinary loss	1	474
Net loss before adjustment of tax	24,342	12,375
Income taxes, inhabitants tax and business tax	8	10
Minority loss	160	137
Net loss for the current period	24,190	12,248
Loss at beginning of year	69,448	93,667
Increase in loss	28	-
(Increase in loss due to addition of consolidated subsidiaries and capital increase of an equity method affiliated company)	28	-
Loss at end of year	93,667	105,915

(Millions of yen)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	7th From April 1, 2000 To March 31, 2001	8th From April 1, 2001 To March 31, 2002
Cash Flows From Operating Activities:		
Net income before adjustment of tax	-24,342	-12,375
Depreciation	4,227	3,397
Sales promotion	6,000	-
Amortization of deferred assets	3,897	1,481
Increase in advances	-	-10,940
Increase in current assets	-3,754	-490
Increase in current liabilities	2,697	4,694
Other	-2,514	4,036
Sub-total	-13,789	-10,196
Other cash flows from operating activities	45	120
Total cash flows from operating activities	-13,743	-10,075
Cash Flows From Investing Activities:		
Payments for purchase of securities	-	-13,999
Payments for purchase of investments in securities	-5,125	-1,423
Proceeds from sale of investments in securities	5,001	-
Payments for fixed deposits	-1,868	-29,579
Proceeds from fixed deposits	1,376	2,169
Payments for purchases of fixed assets	-1,140	-3,541
Payments for loans	-6,000	-
Other cash flows from investing activities	368	-1,631
Total cash flows from investing activities	-7,388	-48,006
Cash Flows From Financing Activities:		
Net decrease in short-term borrowings	-18,500	-
Payments of long-term borrowings	-11,000	-
Proceeds from issuance of stock	120,872	8
Other cash flows from financing activities	1,439	-956
Total cash flows from financing activities	92,812	-947
Effect of exchange rate changes on cash and cash equivalents	7	40
Net increase in cash and cash equivalents	71,686	-58,988
Cash and cash equivalents at beginning of year	45,105	116,791
Cash and cash equivalents at end of year	116,791	57,803

Summary Financial Statements (Non-consolidated)

(Millions of yen)

BALANCE SHEETS

	7th As of March 31, 2001	8th As of March 31, 2002
Assets		
Current Assets:		
Cash and deposits	85,419	64,190
Accounts receivables	6,071	6,815
Securities	26,993	31,825
Broadcasting rights	1,524	1,808
Advances	-	11,192
Accrued revenue	1,500	176
Other current assets	2,047	1,132
Allowance for doubtful receivables	-533	-407
Total current assets	123,022	116,733
Fixed Assets:		
Tangible fixed assets:		
Building	1,815	1,912
Machinery and equipment	2,402	2,881
Nominal account for construction	77	4,871
Other fixed assets	628	401
Total tangible fixed assets	4,924	10,067
Intangible fixed assets:		
Trade rights	2,661	1,330
Software	2,139	1,850
Other intangible fixed assets	63	27
Total intangible fixed assets	4,864	3,208
Investment and others:		
Investment securities	99	4,693
Affiliate shares	3,594	4,272
Long-term advances	3,625	-
Other	713	599
Total investment and others	8,032	9,564
Deferred Assets:		
Development expenses	2,015	533
Total deferred assets	2,015	533
Total fixed assets	17,821	22,840
Total Assets	142,859	140,108

(Millions of yen)

BALANCE SHEETS

	7th As of March 31, 2001	8th As of March 31, 2002
Liabilities		
Current Liabilities:		
Accrued accounts	5,863	14,992
Accrued expenses	3,574	2,962
Deposits received (pay-per-view)	10,446	7,939
Accrued accounts from acquisition of fixed assets	958	4,447
Other current liabilities	776	887
Total current liabilities	21,620	31,229
Fixed Liabilities:	1,154	801
Total Liabilities	22,774	32,031
Shareholders' Equity		
Common stock	139,455	139,459
Capital surplus	74,000	74,004
Loss	93,370	105,386
Total Shareholders' Equity	120,084	108,077
Total Liabilities and Shareholders' Equity	142,859	140,108

(Millions of yen)

STATEMENTS OF INCOME

	7th From April 1, 2000 To March 31, 2001	8th From April 1, 2001 To March 31, 2002
Operating Revenues:		
Platform business revenues	48,600	58,396
Total operating revenues	48,600	58,396
Operating Expenses:		
Platform business expenses	32,547	37,698
Selling, general and administrative expenses	35,342	30,731
Total operating expenses	67,890	68,430
Operating Loss	19,289	10,034
Non-operating Revenues:		
Interest and dividend income	169	87
Interest from securities	61	69
Foreign exchange profit	38	-
Other non-operating revenues	6	2
Total non-operating revenues	276	159
Non-operating Expenses:		
Interest expenses	203	32
Foreign exchange loss	-	100
Amortization of bond discount	3	-
Bond issuing expenses	5	-
Amortization of business commence expenses	1,444	-
New share issuing expenses	727	-
Amortization of development expenses	2,453	1,481
Other non-operating expenses	62	46
Total non-operating expenses	4,899	1,660
Recurring Loss	23,913	11,534
Extraordinary loss		
Loss from sale of fixed assets	1	-
Loss from removal of fixed assets	-	474
Total extraordinary loss	1	474
Net loss before tax	23,915	12,009
Income taxes, inhabitants tax and business tax	7	7
Net loss for the current period	23,922	12,016
Loss brought forward	69,448	93,370
Unappropriated loss for the current period	93,370	105,386

(Millions of yen)

STATEMENTS OF DISPOSITION OF LOSS

	7th June 28, 2001	8th June 27, 2002
Unappropriated loss for the current period	93,370	105,386
Amount of disposition of loss	-	-
Loss brought forward to the next period	93,370	105,386

02 AUG -6 [illegible]

To whom it may concern: July 2, 2002

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of June 2002

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and CEO: Yasushi Hosoda) announced the number of Total Registrations and DTH Subscribers as of the end of June, 2002.

	Total Subscribers*2	DTH Subscribers*1
New Subscribers	60,251	76,237
Churn (Churn Rate*3)	14,771 (5.6%)	12,934 (5.6%)
June Net Increase	45,480	63,303
Cumulative Total	3,231,209	2,815,869

*1 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*2 Total Subscriters: The total numbers of provisional subscribers before executing Pay Subscription Agreement, institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month
/ Total Subscribers at the end the previous month
x 12 months

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

(Summary English Translation)

June 27, 2002

TO OUR SHAREHOLDERS:

SKY Perfect Communications Inc.
15-1, Shibuya 2-chome
Shibuya-ku, Tokyo
Japan

Yasushi Hosoda
President and Representative Director

Notice of Resolutions of the 8th Ordinary General Meeting of Shareholders

This is to inform you that, at the Company's 8th Ordinary General Meeting of Shareholders held today, reports and resolutions were made as described below.

Particulars

Matters reported: Presentation of Balance Sheet as of 31 March, 2002, Business Report and Statement of Income for the 8th fiscal year from April 1, 2001 through March 31, 2002.

Matters resolved:

Agendum No. 1: Approval of the proposed disposition of loss for the 8th fiscal year

Approved as proposed.

Agendum No. 2: Amendment to the Articles of Incorporation of the Company

Approved as proposed.

Agendum No. 3: Election of 11 Directors

Approved as proposed.

Agendum No. 4:	Election of 1 Auditor
	Approved as proposed.
Agendum No. 5:	Issuance of Stock Acquisition Rights as Stock Options
	Approved as proposed.

(Summary English Translation)

June 12, 2002

TO OUR SHAREHOLDERS:

SKY Perfect Communications Inc.
15-1, Shibuya 2-chome
Shibuya-ku, Tokyo
Japan

Yasushi Hosoda
President and Representative Director

Notice of Convocation of the 8th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 8th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the Meeting.

If you are unable to attend, you may exercise your voting rights in writing. If you wish to do so, after examining the attached reference materials, please indicate your votes by filing out and signing the enclosed form for exercising voting rights, and return the form to us.

Particulars

(1) Date: 10:00 a.m., Thursday, June 27, 2002

(2) Place: Rainbow Hall
Hotel Kaiyo, 4th Floor
27-7, Hyakunin-cho 2-chome
Shinjuku-ku, Tokyo
Japan

(3) Purpose of Meeting:

Matters to be reported:	Presentation of Balance Sheet as of 31 March, 2002, Business Report and Statement of Income for the 8th fiscal year from April 1, 2001 through March 31, 2002.

Matters to be resolved:

Agendum No. 1:	Approval of the proposed disposition of loss for the 8th fiscal year
Agendum No. 2:	Amendment to the Articles of Incorporation of the Company
Agendum No. 3:	Election of 11 Directors
Agendum No. 4:	Election of 1 Auditor
Agendum No. 5:	Issuance of Stock Acquisition Rights as Stock Options

(Attached Materials)

BUSINESS REPORT

For the period from April 1, 2001 through March 31, 2002

1. SUMMARY OF OPERATIONS

Business developments and results, capital investments and financing of the Company for the fiscal year ended March 31, 2002, future business strategies, business results and financial position in recent years are mentioned.

2. SUMMARY OF THE COMPANY (as of March 31, 2002)

Information relating to principal businesses, offices, employees, state of shares, combined businesses, principal correspondent banks and directors and auditors of the Company is mentioned.

(Millions of yen)

BALANCE SHEETS
(As of March 31, 2002)

<Assets>	
Current Assets:	
Cash and deposits	64,190
Accounts receivables	6,815
Securities	31,825
Broadcasting rights	1,808
Inventory goods	349
Advances	11,192
Prepaid expenses	149
Accrued revenue	176
Accrued tax and other	572
Other current assets	60
Allowance for doubtful receivables	-407
Total current assets	**116,733**
Fixed Assets:	
Tangible fixed assets:	
Accessory equipment for buildings	1,912
Machinery and equipment	2,881
Automotive equipment	3
Tools, appliance and equipment	398
Nominal account for construction	4,871
Total tangible fixed assets	**10,067**
Intangible fixed assets:	
Trade rights	1,330
Trademark rights	21
Patent rights	3
Telephone subscription rights	2
Software	1,850
Total intangible fixed assets	**3,208**
Investment and others:	
Investment securities	5,196
Subsidiary shares	3,769
Guarantee money paid	599
Total investment and others	**9,564**
Total fixed assets	**22,840**
Deferred Assets:	
Development expenses	533
Total deferred assets	**533**
Total Assets	**140,108**

<Liabilities>	
Current Liabilities:	
Accrued accounts	19,439
Accrued expenses	2,962
Deposits received (pay-per-view)	7,939
Accrued income taxes	7
Allowance for employees' bonuses	240
Share purchase right	2
Other current liabilities	637
Total current liabilities	**31,229**
Fixed Liabilities:	
Bonds	5
Long-term accrued accounts	204
Guaranty deposit	392
Allowance for retirement benefit	182
Allowance for director's retirement bonus	17
Total fixed liabilities	**801**
Total Liabilities	**32,031**
<Shareholders' Equity>	
Common stock	**139,459**
Statutory Surplus	**74,004**
Capital surplus	74,004
Loss	**105,386**
Unappropriated loss for the current period	105,386
(Loss for current period)	12,016
Total Shareholders' Equity	108,077
Total Liabilities and Shareholders' Equity	140,108

(Millions of yen)

STATEMENTS OF INCOME

From April 1, 2001
To March 31, 2002

<Recurring Revenues>		
Operating Loss and Revenues		
Operating Revenues:		
Platform business revenues		58,396
Operating Expenses:		
Platform business expenses	37,698	
Selling, general and administrative expenses	30,731	68,430
Operating Loss		**10,034**
Non-operating Loss and Revenues		
Non-operating Revenues:		
Interest and dividend income	157	
Other non-operating revenues	2	159
Non-operating Expenses:		
Interest expenses	32	
Foreign exchange loss	100	
Amortization of development expenses	1,481	
Other non-operating expenses	46	1,660
Recurring Loss		**11,534**
<Extraordinary Loss and Revenues>		
Extraordinary Loss		
Loss from Retirement of Fixed Assets	474	474
Loss before tax		**12,009**
Income taxes, inhabitants tax and business tax		7
Loss for the current period		**12,016**
Loss brought forward		93,370
Unappropriated loss for the current period		**105,386**

(Yen)

STATEMENTS OF DISPOSITION OF LOSS

Unappropriated loss for the current period	105,386,774,142
To be appropriated as follows.	
Loss brought forward to the next period	105,386,774,142

AUDIT REPORT

May 17, 2002

Mr. Yasushi Hosoda
President and Representative Director

SKY Perfect Communications Inc.

Tohmatsu & Co.

Eisuke Hirokawa (Seal)
Certified Public Accountant
Senior Partner

Makoto Ushiyama (Seal)
Certified Public Accountant
Partner

We have audited, pursuant to the provisions of Article 2 of "the Law concerning the Exceptional Provisions of the Commercial Code concerning Audit, etc. of Joint Stock Corporations", the balance sheet, statement of income, and business report (limited to the portion relating to accounting), proposed disposition of loss and supporting schedules (limited to the portion relating to accounting) of SKY Perfect Communications Inc. ("the Company") for the 8th fiscal year from April 1, 2001 to March 31, 2002. The accounting parts of the business report and supporting schedules audited by us are those derived from the accounting books and records.

In the course of such audit, our examination was made in accordance with generally accepted auditing standards and all relevant auditing procedures were carried out as are normally required. In addition, these auditing procedures include audit of subsidiaries which we deemed necessary.

As a result of our audit, we are of the opinion that:

(1) The balance sheet and the statement of income of the Company present fairly the financial position and the results of operations of the Company in conformity with the laws and regulations and the Company's Articles of Incorporation.

(2) The business report of the Company (limited to the portion relating to accounting) presents fairly the conditions of the Company in conformity with the laws and regulations and the Company's Articles of Incorporation.

(3) The proposed disposition of loss is presented in compliance with the provisions of the relevant laws, regulations and the Company's Articles of Incorporation.

(4) The supporting schedule (limited to the portion relating to accounting) do not contain any items that should be pointed out pursuant to the provisions of the Commercial Code.

There are no interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or engagement partners.

Copy of Audit Report of the Board of Statutory Auditors

AUDIT REPORT

We as the Board of Statutory Auditors have prepared this Audit Report after consultation, concerning the execution of duties of the Directors during the 8th fiscal year from April 1, 2001 to March 31, 2002, and hereby report as follows:

1. Outline of Audit Methods by the Statutory Auditors

Each Statutory Auditor has regularly attended meetings of the Board of Directors and other important meetings, received reports on business from the Directors and others, inspected important documents including those showing approval of executives, investigated the conduct of business and the condition of properties at the major business offices such as the head office and the branch offices, and received reports from subsidiaries whenever necessary.

Each Statutory Auditor has also received reports and explanations from the Independent Accountants and examined the financial statements and the supporting schedules.

In connection with the competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or its shareholders and the acquisition or disposal, etc. of treasury stock, each Statutory Auditor has, in addition to the aforesaid methods, further investigated the details of such transactions and requested of from the Directors and others whenever necessary.

2. Results of Audit

(1) The methods and results of the audit by the Independent Accountants, Tohmatsu & Co., are due and proper;

(2) The business report presents fairly the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company;

(3) There is no matter which is required to be pointed out by us in connection with the proposed disposition of loss, in light of the financial position and other condition of the Company;

(4) The supporting schedules sets forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto; and

(5) There has been neither unfair conduct nor any material breach of Japanese laws or regulations or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors.

Furthermore, there has been no breach of their obligations by the Directors in connection with the competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and subsidiaries or its shareholders or the acquisition or disposal, etc. of treasury stock.

May 22, 2002

Board of Statutory Auditors
SKY Perfect Communications Inc.

Masatoshi Hojo (Seal)
Full-time Statutory Auditor

Minoru Nishida (Seal)
Full-time Statutory Auditor

Hiroyuki Shinoki (Seal)
Statutory Auditor

Osamu Takahashi (Seal)
Statutory Auditor

(Note) Mr. Masatoshi Hojo, Mr. Minoru Nishida, Mr. Hiroyuki Shinoki and Mr. Osamu Takahashi are outside Statutory Auditors as required under paragraph 1, Article 18 of "the Law concerning the Exceptional Provisions of the Commercial Code concerning Audit, etc. of Joint Stock Corporations".

REFERENCE MATERIAL CONCERNING EXERCISE OF VOTES

1. Total number of voting rights owned by shareholders

2,201,852

2. Agenda and Reference Material

Agendum No. 1: Approval of the proposed disposition of loss for the 8th fiscal year

The content of the proposed agendum is set forth in the "Statement of Disposition of Loss" in the attachment hereto.

Agendum No. 2: Amendment to the Articles of Incorporation of the Company

A comparison chart showing proposed amendments to the Articles of Incorporation is included.

Agendum No. 3: Election of 11 Directors

Names, brief personal histories and number of the Company's shares owned by candidates are mentioned.

Agendum No. 4: Election of 1 Auditor

Names, brief personal histories and number of the Company's shares owned by candidate is mentioned.

Agendum No. 5: Issuance of Stock Acquisition Rights as Stock Options

Reason for issuing the Rights, Persons who will receive the rights and terms for issuing the Rights are mentioned.